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EXHIBIT 99.1 - REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULES

        We have audited the consolidated financial statements of Clear Channel Communications, Inc. and subsidiaries, as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, and have issued our report thereon dated February 23, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These schedule are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                   /s/Ernst & Young LLP

February 23, 2001
San Antonio, Texas